  NEWS RELEASE

Augusta Announces Minority JV with Korean Consortium

Vancouver, B.C, September 16, 2010 – Augusta Resource Corporation (TSX/NYSE Amex: AZC) (“Augusta” or “the Company”) announces that its wholly-owned subsidiary, Rosemont Copper Company (“Rosemont”), today entered into an Earn-In Agreement with a Korean consortium, the members of which are Korea Resources Corporation (“KORES”) and LG International Corp. (“LGI”) (together “KORES/LGI”), whereby KORES/LGI shall acquire a 20% joint venture interest in the Rosemont copper molybdenum project in Pima County, Arizona in consideration for funding US$176,000,000 (the “Investment”) of the project expenses. US$70,000,000 will be advanced to fund development pre-permitting and US$106,000,000 will be advanced to fund construction. As funds for the Investment are advanced, KORES/LGI will earn their proportionate interest in the joint venture.

Pursuant to the Earn-In Agreement, KORES/LGI and Rosemont have entered into a Joint Venture Agreement governing their relationship. KORES/LGI and Rosemont have also agreed to enter into an off-take agreement on market terms in respect of 30% of copper concentrate and 20% of copper cathode and molybdenum concentrates annually produced by the Rosemont project.

Augusta’s President and CEO Gil Clausen said: “The US$176 million equity investment by KORES and LGI, together with the US$230 million in funding previously committed by Silver Wheaton and combined with Augusta's contributions to date will provide about 50% of the total project funding. We are well advanced in discussions with project finance lenders for the balance of the funding. The steps taken today have substantially de-risked the project and will enable timely project construction upon receipt of final permits."

About Korea Resources Corporation
Korea Resources Corporation is wholly-owned by the Korean government and is charged with a policy mandate to further Korea's access to strategically important mineral resources, both domestically and internationally. The company carries out the Korean government's mineral resources policy objectives by engaging directly, or indirectly through joint ventures or in the form of minority investments, in overseas exploration, development and production of strategically important mineral resources, and managing the nation's stockpile of rare mineral resources.

About LG International Corp.
LG International Corp (LGI) specializes in commodity investments, industrial products, information technology products, and consumer goods. The company is the trading arm of LG Group, one of the largest conglomerates of South Korea. LGI operates in Asia and Europe.

About Augusta
Augusta is a base metals company focused on advancing the Rosemont copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in 2012 (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, will propel Augusta to become a solid mid-tier copper producer. The Company is traded on the Toronto Stock Exchange and the NYSE Amex under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

For additional information please visit www.augustaresource.com or contact:
Meghan Brown, Investor Relations Manager
Tel: (604) 638 2002
Email: mbrown@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: the Company’s plans at the Rosemont Project; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 25, 2010. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com